EXHIBIT 4(e)

OLD KENT FINANCIAL CORPORATION
EMPLOYEE STOCK PURCHASE PLAN OF 1999

SECTION 1

Purpose of Plan

          The purpose of the Old Kent Financial Corporation Employee Stock Purchase Plan of 1999 (the "Plan") is to encourage employees of the Company and the Company's subsidiaries to promote the best interests of the Company and to align the interests of employees with the Company's shareholders by permitting employees to purchase shares of the Company's Stock, at a price less than the market price of the Stock. The purchase of the Stock under the Plan is intended to qualify as the exercise of an option granted under, and the Plan is intended to qualify as, an employee stock purchase plan under Section 423 of the Code.

SECTION 2

Definitions

          The following words have the following meanings unless a different meaning is plainly required by the context:

2.1	"Board" means the Board of Directors of the Company.

2.2	"Code" means the Internal Revenue Code of 1986, as amended.

2.3	"Committee" means the Compensation Committee of the Board or such other committee as the Board shall designate to administer the Plan.

2.4	"Company" means Old Kent Financial Corporation, a Michigan corporation, and its successors and assigns.

2.5

"Election Form" means a notice (in a form approved by the Company) that an Eligible Employee must complete to participate in the Plan and authorize payroll deductions to be made on the Eligible Employee's behalf under the Plan.

2.6	"Election Period" means the period between May 1 and May 31 of each year during which Eligible Employees may elect to participate in the Plan.

2.7

"Eligible Employees" means all active employees of the Company and its subsidiaries except employees whose customary employment by the Company or one of its subsidiaries is less than 17 1/2 hours per week.

2.8	"Market Value" as of any Stock Purchase Date means the price at which Stock is purchased in accordance with the terms of OK Invest Direct.

2.9	"OK Invest Direct" means the Old Kent Financial Corporation OK Invest Direct dividend reinvestment and stock purchase program.

2.10	"Option Period" means each calendar month beginning on the first day of each such month.

2.11	"Participating Employee" means an Eligible Employee who has elected to participate in the Plan.

2.12	"Purchase Account" means an account to which a Participating Employee's payroll deductions are credited.

2.13	"Stock" means the Company's common stock, $1.00 par value.

2.14	"Stock Purchase Date" means the periodic investment dates that shares of Stock are purchased in accordance with the terms of OK Invest Direct.

SECTION 3

Administration

          The Plan shall be administered by the Committee. The Committee shall consist of not less than three members. The Board from time to time may remove members from, or add members to, the Committee. Vacancies on the Committee shall be filled in the manner provided in the Company's bylaws. The Committee may establish from time to time such regulations, provisions and procedures, consistent with the terms of the Plan, as in the opinion of its members may be advisable in the administration of the Plan.

SECTION 4

Eligibility

          Participation under the Plan shall be open to all Eligible Employees of the Company and its subsidiaries. No option rights may be granted under the Plan to any person who is not an Eligible Employee, and no Eligible Employee shall be granted option rights under the Plan if such employee, immediately after receiving the grant of such option rights under the Plan, would own (under the rules of Sections 423(b)(3) and 424(d) of the Code) stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries.

SECTION 5

Stock Subject to the Plan

          5.1          Number of Shares of Stock. Subject to adjustment as provided in Section 5.2, the total number of shares of Stock that may be purchased under the Plan is 2,000,000 shares. Such shares shall be authorized and may be either unissued or treasury shares.

          5.2          Adjustments. In the event of a stock dividend, stock split, recapitalization, merger, reorganization, consolidation, combination or exchange of shares of Stock during the term of the Plan, the number of shares of Stock reserved and authorized to be issued under the Plan shall be adjusted proportionately, and such other adjustment shall be made as may be considered necessary or equitable by the Committee or the Board. In the event of any other change affecting the Stock, such adjustments shall be made as may be considered equitable by the Committee or the Board to give proper effect to such event.

SECTION 6

Participation

          Participation by any Eligible Employee in the Plan shall be entirely voluntary. Any employee of the Company or any of its subsidiaries who is an Eligible Employee during an Election Period in any Plan year may become a participant as of the next Option Period beginning on July 1 following the Election Period by completing and forwarding an Election Form to the Company. Any Election Form received before or after the Election Period shall be ineffective. The Election Form will direct a regular payroll deduction from the Participating Employee's compensation to be made on the first two pay dates of each month for the Participating Employee occurring during each Option Period in which he or she is a Participating Employee. An Eligible Employee who elects to participate in the Plan shall be enrolled in OK Invest Direct.

SECTION 7

Payroll Deductions

          7.1          Purchase Account. The Company and its subsidiaries will maintain a Purchase Account for each Participating Employee. Authorized payroll deductions shall begin with the first payroll date to occur on or after July 1 of the year in which an Eligible Employee properly executes and returns an Election Form to the Company. Payments made by Participating Employees through payroll deductions shall be credited to each Participating Employee's Purchase Account. No amounts other than payroll deductions authorized under the Plan may be credited to a Participating Employee's Purchase Account.

          7.2          Limits on Payroll Deductions. The amount of the payroll deduction specified by a Participating Employee in his or her Election Form shall not be less than $10 for each pay period. The Committee annually may determine, in its sole discretion, to establish a maximum dollar amount or percentage of compensation that Participating Employees are entitled to authorize for payroll deductions during a calendar year, which limitations shall apply to all Participating Employees during that calendar year. Any such limit established by the Committee shall fall within the parameters of Section 423 of the Code.

          7.3          Changes in Payroll Deductions. Payroll deductions shall be made for each Participating Employee in accordance with the Election Form and shall continue until the Participating Employee's participation terminates, the Election Form is modified or the Plan terminates. A Participating Employee may, on or between May 1 and May 31 of any year following enrollment in the Plan, increase or decrease the Participating Employee's payroll deduction within the limits specified in Section 7.2 above by filing a new Election Form. The Company or an applicable subsidiary shall deduct the modified amount from the Participating Employee's payroll beginning with the first payroll date to occur on or after July 1 of the year in which the request to modify is properly received.

SECTION 8

Purchase of Stock

          8.1          Stock Option. Each Participating Employee during each Option Period under the Plan shall be granted an option as of the next business day following the Stock Purchase Date to purchase as many shares of Stock, including partial shares, as may be purchased with the funds in the Participating Employee's Purchase Account. This option automatically shall be exercised as provided in this Section unless the Participating Employee terminates participation as provided in Section 9. Options that are not exercised automatically shall expire immediately. On the next business day following each Stock Purchase Date, the Committee shall transfer and pay over the funds accumulated in each Purchase Account to the administrator of OK Invest Direct, who shall purchase shares of Stock on behalf of the Participating Employees according to the terms of OK Invest Direct. The purchase price for each share of Stock purchased shall be 85% of the Market Value of the Stock for the Stock Purchase Date as determined for purposes of OK Invest Direct. Following transfer of any amounts held in a Purchase Account to a Participating Employee's account maintained under OK Invest Direct, the terms and conditions of OK Invest Direct shall apply.

          8.2          Limitation on Value of Stock to be Purchased. A Participating Employee shall not have and may not exercise any option that would permit the Participating Employee's rights to purchase Stock under the Plan to accrue at a rate that exceeds $25,000 of fair market value of the Stock in any one calendar year, and in no event may such option rights accrue at a rate which exceeds that permitted by Section 423(b)(8) of the Code.

SECTION 9

Termination of Participation, Withdrawal of Funds

          A Participating Employee may elect at any time to terminate his or her participation in the Plan and permanently withdraw the balance accumulated in his or her Purchase Account on written notice given to the Company 15 days before the Participating Employee's second pay date in any Option Period, or by such other time as the Company may from time to time determine. Upon any termination by a Participating Employee, the Participating Employee shall cease to be a Participating Employee, his or her Election Form shall be revoked insofar as subsequent payroll deductions are concerned and the amount in the Participating Employee's Purchase Account that is not payable in respect of the exercise of any option to purchase Stock previously granted under the Plan, as well as any unauthorized payroll deductions made after such revocation, shall be refunded to the former Participating Employee as soon as practicable, but in any event within 45 days after such termination. An Eligible Employee who has terminated participation in the Plan may begin participation in the Plan again only during subsequent Election Periods. Partial withdrawals of funds will not be permitted.

SECTION 10

Rights on Retirement, Death or Termination of Employment

          In the event of a Participating Employee's retirement, death or termination of employment for any reason, the Participating Employee or his or her legal representative shall be considered to have terminated his or her participation in the Plan in the manner provided in Section 9 and shall receive an amount of cash payable in the same manner and at the same time as if the Participating Employee had withdrawn from the Plan by giving notice of withdrawal effective as of the date of retirement, death or as of the date on which the Participating Employee's employment terminates.

SECTION 11

General Provisions

          11.1          Rights Not Transferable. No right or interest of any Participating Employee under the Plan or in the Participating Employee's Purchase Account shall be assignable or transferable in full or in part, except by will, by the laws of descent or distribution or by other operation of law.

          11.2          Amendment of the Plan. The Committee or the Board may at any time, and from time to time, amend the Plan in any respect.

          11.3          Termination of the Plan. The Company may, by action of the Committee or the Board, terminate the Plan at any time. Notice of termination shall be given to all Participating Employees, but any failure to give notice shall not impair the termination. Upon termination of the Plan, all amounts in Purchase Accounts of Participating Employees shall be refunded as soon as practicable, but no more than 45 days after such termination, to the Participating Employees.

          11.4          Governmental Regulations. If at any time shares of Stock deliverable under the Plan are required to be registered or qualified under any applicable law, delivery of certificates for such shares may be deferred for a reasonable time until such registrations or qualifications are effected or obtained.

          11.5          Effective Dates. Subject to shareholder approval at the 1999 Annual Meeting of Shareholders, the first Option Period under the Plan shall commence on July 1, 1999 and end on July 31, 1999. If the Company's shareholders do not approve the Plan at the 1999 Annual Meeting of Shareholders, the Plan shall terminate.